COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

October 25, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following funds (each a “Fund”, together the “Funds”):

Active Portfolios® Multi-Manager Small Cap Equity Fund

Columbia Global Dividend Opportunity Fund

Post-Effective Amendment No. 164

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 164 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Security Act of 1933. The purpose of the Amendment is to describe certain changes to each Fund’s principal investment strategies, principal risks and, with respect to Columbia Global Dividend Opportunity Fund (which was known as Columbia Strategic Investor Fund prior to August 17, 2012), investment objective.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectus of each Fund and (ii) the Statement of Additional Information of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I